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United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Credit Suisse Group

(Name of Issuer)

Registered Shares, par value CHF 1 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed “ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):			BZ Group Holding Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:			Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with
		5.	Sole Voting Power:	0

		6.	Shared Voting Power:	16,498,195

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	16,498,195

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			16,498,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):			1.4%

12.	Type of Reporting Person (See Instructions):			HC,CO

CUSIP No. N/A

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):			BZ Banking Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:			Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with
		5.	Sole Voting Power:	0

		6.	Shared Voting Power:	16,498,195

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	16,498,195

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			16,498,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):			1.4%

12.	Type of Reporting Person (See Instructions):			CO

CUSIP No. N/A

1.	Name(s) of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):			Intershop Holding AG N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only: __________________________________________________________________

4.	Citizenship or Place of Organization:			Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with
		5.	Sole Voting Power:	0

		6.	Shared Voting Power:	16,498,195

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	16,498,195

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			16,498,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9):			1.4%

12.	Type of Reporting Person (See Instructions):			CO

Item 2

2(a)	Names of Persons Filing:

1.	BZ Group Holding Limited (“BZ Group Holding”)

2.	BZ Bank Limited (“BZ Bank”)

3.	Intershop Holding (“Intershop”)

2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of BZ Group Holding and BZ Bank is:

Egglirain 24, 8832 Wilen, Switzerland

The address of the principal business office of Intershop is:

Zurcherstrasse 19, 8401 Winterthur, Switzerland

2(c)	Citizenship: See Row (4) on Pages 2-4

2(d)	Title of Class of Securities Registered Shares, par value CHF 1 per share

2(e)	CUSIP Number N/A

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	16,498,195

(b)	Percent of class:	1.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	16,498,195

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	16,498,195

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BZ GROUP HOLDING LIMITED

	/s/ Martin Ebner		/s/ Ralph Stadler

By:	Martin Ebner	By:	Ralph Stadler
Its:	Chairman	Its:	Secretary
Date:	February 11, 2003	Date:	February 11, 2003

BZ BANK LIMITED

	/s/ Kurt Schiltknecht		/s/ Christoph Caviezel

By:	Kurt Schiltknecht	By:	Christoph Caviezel
Its:	Chairman	Its:	CEO
Date:	February 11, 2003	Date:	February 11, 2003

INTERSHOP HOLDING AG

	/s/ Kurt Schiltknecht		/s/ Christoph Caviezel

By:	Kurt Schiltknecht	By:	Christoph Caviezel
Its:	Chairman	Its:	CEO
Date:	February 11, 2003	Date:	February 11, 2003

EXHIBIT INDEX

Exhibit 1:	Agreement by and between BZ Group Holding, BZ Bank and Intershop with respect to the filing of this disclosure statement.*

* Previously filed.